CrowdCheck Law LLP
700 12 Street, Suite 700
Washington, DC 20005

Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

January 12, 2022

Re:	Crush Capital Inc.
Amendment No. 4 to Offering Statement on Form 1-A
Filed September 21, 2021
File No. 024-11293

Dear Ms. Ransom:

We acknowledge receipt of comments in your letter of October 25, 2021 regarding the Offering Statement of Crush Capital Inc. (the “Company” or “Crush Capital”), which we have set out below together with our responses.

Offering Circular

Summary, page 1

1.

We note your revised disclosure here, which states that “one of the distinguishing features of Going Public compared to other similar types of shows is that viewers will be able to invest in the featured issuers while watching the series.” However, as you have disclosed on page 17, no episodes will be aired until each issuer’s respective offering statement has been qualified in the case of firm commitment offerings, which will leave little to no time for investors to watch the series before making a determination to invest. In light of this, as well as the fact that you have no control over whether or not Dalmore will ultimately be retained by featured issuers, and, if retained, you cannot control whether Dalmore will be able to allocate any securities of featured issuers to your viewers, any such assurance seems inappropriate. Please revise.

We note the Staff’s concern that the ability for retail investors to invest while watching the show may be limited and have qualified the statements in the Offering Circular accordingly. We would respectfully note that, in the case of a firm commitment offering, the Company does not believe it is a certainty that the timing of a firm commitment closing leaves little to no time for retail investors to invest during the airing of the show, as the comment seems to suggest, or that retail investors would not be provided any allocation in such offering. While the decision is wholly out of the Company’s hands, as the Company states in the Offering Circular, “underwriters [of firm commitment offerings] will typically allocate portions of the offering to retail accounts in order to ensure a bona fide public distribution of the securities in accordance with FINRA rules.” We have therefore revised and qualified the statement in a manner consistent with the risk discussed in “Risk Factors – The ability of retail investors to subscribe for the securities of issuers in a firm commitment offering and be included in the underwriter’s allocation may be limited.”

As a point of clarification, we would respectfully note that the Company states in “The Company’s Business – Service Provider Partners”, that “Our company has identified key service provider partners that we introduce to the issuers that are ultimately selected for the show to provide legal, underwriting, marketing, and other services for their offerings…..While we recommend these service provider partners, with the exception of Dalmore and Issuance’s technology platform services, each issuer may use alternative service provider partners.” (emphasis added). We have also revised the disclosure under “The Company’s Business – Featured Issuers and the Selection Process” to clarify that the Company’s agreement with any issuer to appear on Going Public will be conditioned on that issuer engaging Dalmore as broker of record, among other things.

The Company’s Business, page 14

2.

You state here and elsewhere in your offering circular that you “expect that retail investors will be able to request to subscribe through the broker-dealer and be included in the underwriter’s allocation directly.” Given that you have no control over how the broker-dealer or underwriter choose to manage these offerings, this statement seems inappropriate. Please revise to remove or clarify that there is no certainty as to how and when investors can invest in issuers featured on Going Public, given that you do not play a role in this aspect of the featured issuer’s offerings.

The Company has revised its disclosure in several places under “The Company’s Business” in response to the Staff’s comment.

We have also updated Exhibit A to our response dated September 21, 2021, attached hereto, to reflect the clarifications discussed above and to reflect our understanding of the discussion of the process between Dalmore and FINRA.

If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen
Heidi Mortensen
Counsel
CrowdCheck Law LLP

cc:	Katherine Bagley, Securities and Exchange Commission
Darren Marble, Crush Capital Inc.
Sara Hanks, CrowdCheck Law LLP
Zachary J. Zweihorn, Davis Polk & Wardwell LLP
Richard Ellenbogen, Potomac Law Group

EXHIBIT A

As described in its Form 1-A, Crush Capital is developing a docuseries (“Series”), Going Public, that will tell the story of entrepreneurs and their private companies—following their journey up to and including these companies’ public offering of securities pursuant to Regulation A under the Securities Act of 1933. Going Public will be streamed on Entrepreneur.com.

As previously indicated to the Staff, the Company’s current and planned initial1 business activities involve solely providing entertainment services, rather than engaging in any solicitation or marketing of securities. As a result, neither the Company nor the Company’s website will be engaged in the business of effecting transactions in securities as a “broker,” as defined in the Securities Exchange Act of 1934 (the “Exchange Act”).2 Rather, to the extent that any party is engaging in the solicitation or marketing of securities, those activities would be undertaken by an issuer.3

I.  Anticipated Roles and Activities of the Parties

To demonstrate that the Company has no role in soliciting or effecting transactions, we describe below the anticipated step-by-step process of how an episode of Going Public may come to be, and the activities of the Company, Dalmore Group LLC (“Dalmore”), a registered broker-dealer that each issuer engages in connection with the issuer’s offering of securities, issuers, investors and others.4

In addition, we note that the Company anticipates adopting written policies and procedures to ensure that its activities are limited in the manner described below.

A.  Selection of Issuers

A private company (the “Issuer”) may be considering raising capital from the public and becomes aware of the Going Public Series. The Issuer may visit the Going Public website, operated by the Company, which describes the Going Public Series and the opportunity for an Issuer to gain public exposure through the Series. Upon visiting the Going Public website, the Issuer can apply to be cast in Going Public. No promise of fundraising is made by the Company—just an opportunity to be cast in the Series. However, the Company will inform the Issuer that a condition to being cast in the Series is that Dalmore agrees to serve as the broker of record for its offering.5 The Issuer will contact Dalmore to inquire about engaging Dalmore to facilitate its Regulation A offering. Dalmore will then review preliminary information about the Issuer and its business activities and proposed offering.

[1]	As previously indicated to the Staff and disclosed in the Company’s Form 1-A, the Company is in the process of registering a subsidiary as a broker-dealer with the Commission and obtaining membership in the Financial Industry Regulatory Authority (the “Future BD”). The Company anticipates expanding the scope of its activities in the future, and to the extent those activities would require registration as a broker-dealer, they would be conducted through the Future BD once it is appropriately licensed and qualified.
[2]	We note that the comments from SEC staff refer to the Company’s “Platform.” The Company does not currently operate any type of trading or investment platform. However, if and when the Future BD becomes appropriately licensed and qualified to act as a broker-dealer, the Future BD may develop (or license from a technology provider) and operate such a trading platform.
[3]	As discussed further below, if an issuer is interested in having its offering conducted on a “firm commitment” basis, it may also engage a separate broker-dealer to underwrite the issuer’s offering. Any such broker-dealer may also engage in solicitation or marketing of the issuer’s securities.
[4]	To the extent any of the description below is inconsistent with previous information provided to the Staff, please note that the Company has engaged in further analysis and refinement of the roles of each party and this description should be understood to supersede any prior communications.
[5]	The Company has entered into strategic alliance agreement with Dalmore (replacing the prior letter of intent) providing that, in order to appear on the Series, each Issuer must have engaged Dalmore as the broker of record for the Issuer’s securities offering(s) that will be featured in the Series, pursuant to Dalmore’s form of Broker -Dealer Agreement, as it may be revised by Dalmore, and subject to Dalmore’s agreement to act such based on its due diligence of the Issuer and its offering and in its sole discretion. The agreement does not provide for the Company’s payment or receipt of any fees or other compensation to or from Dalmore. If and when the Future BD becomes appropriately licensed and qualified to act as a broker-dealer, the Company expects that the Future BD will also provide broker-dealer services to the Issuer in addition to Dalmore.

The Company will also review an Issuer’s casting application, and whether the Issuer’s product and story would have mass retail market entertainment value. As part of this analysis, the Company will consider:

1.	The diversity of the Issuer and its management’s background;

2.	Whether the Issuer and its management will be entertaining on screen;

3.	Whether the Issuer’s business involves retail products that the public can readily understand;

4.	The extent to which the Issuer or its products or services have a positive social impact; and

5.	Any reputational concerns based on a review of the Issuer’s and its management’s public profiles.

INE Entertainment (“INE”), our anticipated production partner, and the Company will evaluate the Issuer from a storytelling perspective, based on its founders, their personality and likability, the issuer and founder narrative(s), and perceived entertainment value. In conducting this analysis, INE and the Company will not consider the financial condition or performance, business prospects, or the viability or likelihood of success of the Issuer or its offering of securities. If INE and the Company approve the Issuer based on their review from an entertainment perspective, the Issuer would proceed to engage Dalmore as broker of record, with the engagement of specified service providers including Dalmore being a condition to eventually being cast in the Series. Dalmore would determine, in its sole discretion, whether it would be appropriate for Dalmore to act as broker of record for the Issuer’s Regulation A offering.

If an Issuer is interested in having its offering conducted on a “firm commitment” basis, a separate investment bank (the “Investment Bank”), rather than Dalmore, will evaluate whether to underwrite the Issuer’s offering. The Investment Bank will follow its customary procedures that it utilizes in connection with an engagement to act as an underwriter for a firm commitment securities offering, including due diligence, internal vetting, internal approvals, acceptable compensation terms, and other factors applicable to each potential transaction. In the course of its engagement, if any, we expect that the Investment Bank will work with the prospective Issuer to determine pricing and valuation for the offering by testing the waters and/or marketing the offering to its institutional investors in order to determine the feasibility of a firm commitment underwriting. There can be no assurance that the Investment Bank will agree to underwrite any prospective Issuer, in which case the Issuer may conduct a best efforts offering or may decide not to proceed with its securities offering.

If (i) the Issuer has been approved by the Company and INE based on their review from an entertainment perspective, and (ii) Dalmore agrees, in its sole discretion, to act as the broker of record for the Issuer’s securities offering, and (iii) an Investment Bank has agreed to underwrite the Issuer’s securities offering on a firm commitment basis or the Issuer has otherwise decided to conduct a best efforts offering, the Issuer will be cast in the Series.

B.  Agreements Among the Parties

Once an Issuer has satisfied the criteria discussed above, Dalmore and the Issuer will enter into a Broker of Record Agreement, a sample of which is provided as Exhibit A to the strategic alliance agreement between the Company and Dalmore, which is filed as an exhibit to the Company’s Offering Statement. Pursuant to the Broker of Record Agreement, Dalmore will, among other things:

●	Review information provided in subscription documents submitted by prospective investors;

●	Notify the Issuer of any missing or incomplete required information in an investor’s subscription documents

●	Perform (or cause a qualified third-party to perform) such KYC (Know Your Customer), AML (Anti-Money Laundering), and OFAC (Office of Foreign Assets Control) compliance procedures with respect to each prospective investor as appropriate;

●	Confirm, as appropriate, completion of each investor’s subscription documents and provide the Issuer with confirmation of investor’s subscription in the offering;

●	Maintain the confidentiality of investor information (except as may be required to conduct the necessary background checks and procedures set forth above, to comply with requests from appropriate regulatory authorities or as otherwise required by law);

●	Provide, or coordinate the provision by a third party, of an “invest now” payment processing mechanism, including connection to a qualified escrow agent;

●	Review and approve the Issuer’s marketing material, including any episodes of Going Public that feature the Issuer, and make regulatory filings with FINRA of such materials as Dalmore deems appropriate or necessary prior to such materials being distributed or made publicly available; and

●	Prepare and file required materials with FINRA under the FINRA’s rules relating to compensation.

In return for its services, Issuers pay Dalmore various fees and expenses, including a transaction-based fee dependent on the success and size of the offering.

If and only if the Issuer and Dalmore have entered into a Broker of Record Agreement, the Issuer would be cast in the Series pursuant to an Appearance Agreement between the Issuer and the Company. The Appearance Agreement provides that the Company will feature the Issuer on a season of Going Public, and sets forth various terms regarding cooperation in connection with production schedule, filming, episode distribution, and intellectual property rights. The Company does not agree to intermediate or advise on the Issuer’s securities offering. In return for featuring an Issuer on Going Public, an Issuer agrees to pay the Company fees in each of (i) cash and (ii) warrants for the Issuer’s equity. These fees are not transaction-based, and are due and payable regardless of the size or success of the Issuer’s offering.

The Company has entered into an agreement with one Issuer where a portion of the Company’s equity fee may vest contingent upon the number of persons applying to subscribe to the Issuer’s offering. This vesting provision, however, does not depend on whether or not any investment is ultimately accepted by the Issuer or funded by the investor, and there are alternative vesting triggers that are not connected to the number of persons applying to subscribe. This arrangement is a one-off arrangement that was specifically negotiated for by the Issuer.

If an Investment Bank has agreed to underwrite the Issuer’s securities offering on a firm commitment basis, the Issuer and the Investment Bank will enter into enter into an underwriting agreement providing for the purchase by the Investment Bank of the full amount of the offering. Based on a “Testing the Waters” campaign by the Issuer and the Investment Bank, the Investment Bank and the Issuer would agree on a definitive price per security that the Issuer would include in its offering circular upon which it requests qualification. Pursuant to the underwriting agreement, the Investment Bank would pay the Issuer this fixed price less an underwriting discount agreed upon with the Investment Bank and the Issuer.

In addition to the agreements described above, the Issuer will also be required to enter into an agreement with Issuance, Inc. (“Issuance”) for certain technology services discussed further below.

C.  Production of the Going Public Series

The Issuer, the Company and a third-party production company will then proceed to production (filming). The Issuer determines the statements that it would like to make during production, generally aimed at highlighting the interesting elements of the Issuer’s business and its story. During production and post-production, the Company may provide input on the story line and topics to emphasize or deemphasize, based on the Company’s view of the entertainment value and story arc of the content. The Company does not advise the Issuer on how to present itself to best attract investors. Rather, the Company’s interest is in producing an entertaining Series.

During this time, the Issuer will also be working with its counsel in preparing the Issuer’s offering materials, including its offering circular on Form 1-A. The Company has no role in advising the Issuer on the content of its offering materials. The Company and Dalmore consider any episode of Going Public to constitute marketing material for the Issuer and its offering. As such, Dalmore as broker of record will review each episode of Going Public that features an Issuer to ensure that the content and statements contained in the episode comply with the applicable requirements of the securities laws and FINRA rules (Dalmore will also review the statements made on the Going Public website, as discussed below). In particular, Dalmore will treat each episode as a “retail communication” for purposes of FINRA Rule 2210 (“Rule 2210”), and a registered principal of Dalmore will review and approve the content. In its discretion, Dalmore may also determine to file such communications with FINRA’s advertising department for its review and comment. To the extent that Dalmore has concerns (based on its own review, or FINRA’s if filed) regarding any portion of the content of an episode, the episode will not stream until it is revised to the point that Dalmore is willing to approve such content. Episodes further will not stream until the Commission has qualified the Issuer’s Form 1-A, such that the Issuer may sell its securities to the public pursuant to Regulation A.

D.  The Ability of Viewers to Invest While They Watch

One of the distinguishing features of Going Public compared to other similar types of shows is that viewers will be permitted to invest in the featured Issuers while watching the Series. This has been made possible by amendments to the Commission’s Regulation A. The Company believes this possibility adds to the entertainment value of the Series. In other words, the Company believes that viewers will want to watch because of their ability to invest in the Issuers that they learn about as the series unfolds. Rather than watching third parties invest, as is the case in shows like Shark Tank, the Company believes that viewers will enjoy having the opportunity to participate themselves. Even if a viewer does not want to invest in any Issuer on the Series, the Company believes that the fact that viewers can do so will add to the excitement of the Series.

To highlight that viewers can invest in the featured Issuers while watching the Series, a box will appear on the bottom of the screen throughout each episode that says “Click to Invest.”6 Upon clicking this link, the viewer will be taken to the Going Public website. On the Going Public website, the viewer can navigate to the Issuer that he or she is interested in to learn more about the Issuer. All information provided on the website regarding an Issuer will be prepared by the Issuer and reviewed by Dalmore consistent with FINRA Rule 2210. The Company will not make any statements endorsing the Issuer’s securities. Because this information could be deemed to be retail communications, Dalmore will review and approve any such information in accordance with Rule 2210. The Going Public website will explicitly indicate that the content regarding any Issuer is being provided solely by the Issuer, not the Company.

If the viewer is still interested in investing in the Issuer, the viewer can click another link next to the description of the Issuer on the Going Public website that says “Click to Invest.” Upon clicking the link, the investor will leave the Going Public website and will be brought to the Issuer’s investment website (the “Invest Website”), which will be hosted on a domain such as “invest.issuer.com.” The software and systems running the Invest Website will be provided by Issuance pursuant to a separate agreement between the Issuer and Issuance noted above.7 The Invest Website will not be branded using the Company’s name or Going Public, other than to the extent the Issuer notes that it is “as seen on Going Public.”

[6]	In order for the Issuer to comply with the offering circular delivery requirements in Rule 251(d) of Regulation A, viewers will at all times have direct access to the offering circulars for the Issuers. The offering circulars will be made available through either a clickable hyperlink within the video player itself, or right below the video player. This link will take the viewer to the Issuers’ Form 1-A offering circulars in the EDGAR system.
[7]	In addition to these technology services, Issuance may also be employed by an Issuer to provide marketing and related administrative services.

Through the Invest Website, an investor can submit its interest and seek to subscribe for the offering. The Invest Website will provide information about the investor and their interest to each of (i) Dalmore and (ii) an escrow agent selected by the Company, expected to be Prime Trust. Dalmore will review the investor’s subscription agreement, a third party will conduct know-your-customer and anti-money laundering checks for Dalmore to review and determine whether to recommend to the Issuer that the investor’s subscription should be accepted. The Company has no role in this process. To the extent an investment is made, the investor’s funds will be held in escrow by Prime Trust, until the transaction is settled by the Issuer’s transfer agent recording the investor as the owner of the securities on the Issuer’s books and record, and the proceeds of the investment are transferred from Prime Trust to the Issuer. The Company is not involved in the subscription process or handling of funds or securities in any manner.

Screenshots of a sample Invest Website are provided at Annex B.

As compensation for providing the software and systems running the Invest Website, Issuance will charge persons that submit an application to subscribe to an offering with a fee of $15.95. This fee is charged regardless of whether an investment is ultimately accepted by the Issuer or funded by the investor. In addition, Issuance will pay a fee to the Company for referring Issuers to Issuance that is based on the fees that Issuance receives.

II.  Broker-Dealer Registration Framework

A.  The Broker Definition

Under Section 15(a) of the Exchange Act, unless an exception is available, it is generally unlawful for a “broker” or a “dealer” to make use of the mails or any means or instrumentality of interstate commerce (so called “U.S. jurisdictional means”) to effect any transactions in, or to induce or attempt to induce the purchase or sale of, any security (with certain exceptions), unless the broker or dealer is registered with the SEC.8 A “broker” is defined as a “person engaged in the business of effecting transactions in securities for the account of others,”9 while a “dealer” is defined as a “person engaged in the business of buying and selling securities…for such person’s own account through a broker or otherwise” but excludes a person who “buys or sells securities…for such person’s own account…but not as part of a regular business” (i.e., a “trader”).10

There is no bright-line rule for determining when a person is acting as a broker. Rather, this determination depends on the particular facts and circumstances, and a weighing of various factors. For example, many courts have often looked to the factors identified in SEC v. Hansen, which consist of whether a person:

●	is an employee of the issuer;

●	received commissions as opposed to a salary;

●	is selling, or previously sold, the securities of other issuers;

●	is involved in negotiations between the issuer and the investor;

●	makes valuations as to the merits of the investment or gives advice; and

●	is an active rather than passive finder of investors.[11]

[8]	Exchange Act Section 15(a).
[9]	Exchange Act Section 3(a)(4).
[10]	Exchange Act Section 3(a)(5). Because the Company does not currently contemplate buying and selling securities for its own account in connection with Going Public or otherwise, this response focuses on the definition of “broker.”
[11]	SEC v. Hansen, 1984 WL 2413 (S.D.N.Y. Apr 6, 1984). See also SEC v. Hui Feng (9th Cir. 2019); SEC v. Collyard, 861 F.3d 760 (8th Cir. 2017); SEC v. George, 426 F.3d 786 (6th Cir. 2005).

However, these factors are not exhaustive. Courts, as well as the SEC through administrative proceedings and other interpretive materials, have identified a number of other factors indicating broker status, including, among other things:

●	assisting an issuer to structure prospective securities transactions;

●	screening potential participants in a transaction for creditworthiness;

●	soliciting securities transactions (including advertising);

●	taking, routing or matching orders, or facilitating the execution of a securities transaction;

●	handling customer funds or securities;

●	preparing and sending transaction confirmations (other than on behalf of a broker-dealer that executes the trades);

●	holding oneself out as a broker, as executing trades, or as assisting others in settling securities transactions; and

●	receiving compensation that is based directly or indirectly on the size, value, or occurrence of a securities transaction (“transaction-based compensation”).[12]

Any one factor is not necessarily sufficient by itself to trigger broker-dealer registration, and certain factors are often weighed more heavily than others. For example, in SEC v. Bravata, the court described “[t]he most important factor in whether an individual or entity is a broker” as the “regularity of participation in securities transactions at key points in the chain of distribution.”13 Courts and the SEC have also identified the receipt of transaction-based compensation as a strong indication that a person is acting as a “broker.” 14 The court in Cornhusker Energy Lexington, LLC v. Prospect St. Ventures, for example, described transaction-based compensation as “one of the hallmarks of being a broker-dealer,” noting that [t]he underlying concern has been that transaction-based compensation represents a potential incentive for abusive sales practices that registration is intended to regulate and prevent.”15

[12]	See generally Robert L.D. Colby, Lanny A. Schwartz and Zachary J. Zweihorn, What Is a Broker-Dealer? in Broker-Dealer Regulation § 2:2.2 (Clifford E. Kirsch ed., 2020) (and the sources cited therein).
[13]	SEC v. Bravata, 2009 WL 2245649 (E.D. Mich. 2009).
[14]	See, e.g., Birchtree Financial Services, Inc., SEC Denial of No-Action Request (Sept. 22, 1998) (“The Division has taken the position that the receipt of securities commissions or other transaction related compensation is a key factor in determining whether a person or an entity is acting as a broker-dealer. Absent an exemption, an entity that receives commissions or other transaction-related compensation in connection with securities-based activities that fall within the definition of “broker” or “dealer”…generally is required to register as a broker-dealer.”).
[15]	Cornhusker Energy Lexington, LLC v. Prospect St. Ventures, 2006 WL 2620985 (D. Neb. 2006).

Other activities, even if related to securities transactions, have been viewed as weaker factors, in part because they may be engaged in by persons not commonly considered to be broker-dealers.16 The SEC has also suggested that certain activities relating to securities transactions may not be deemed to be “effecting” to the extent they are clerical or ministerial.17 SEC staff letters providing no-action relief from the requirement to register as a broker-dealer in various contexts also provide guidance on the types of activities for which the staff is likely to believe would or would not trigger broker-dealer registration.18 No-action letters involving activities that are similar to the activities proposed to be engaged in by the Company are discussed in Section III.

B.  Application to the Company and its Website

Based on the factors identified by various courts and the SEC, the Company does not believe that it falls within the definition of “broker” through its website or otherwise. For example, it does not appear to satisfy any of the factors identified in Hansen. In particular, the Company will not:

●	be an employee of any Issuer;

●	receive commissions or other transaction-based compensation;

●	be selling and has not previously sold securities of any Issuer;

●	be involved in negotiations between Issuers and investors;

●	make valuations as to the merits of any investment or give advice; or

●	be an active finder of investors.

In addition, the Company does not believe that it will be acting as a broker based on other factors that have been identified by courts and the SEC. For example, the Company will not:

●	be assisting an Issuer to structure prospective securities transactions;

●	be screening potential participants in a transaction for creditworthiness;

[16]	See, e.g., SEC v. Kramer, 778 F. Supp. 2d 1320 (M.D. Fla. 2011) (noting that while receipt of “transaction-based compensation is a hallmark” of acting as a broker, “a person’s recommending a particular investment or participating in a negotiation typically occurs in an array of different commercial activities and professional pursuits, including brokering.”); see also SEC v. M&A West, Inc., 2005 WL 1514101 at p. 9 (N.D. Cal. 2005) (highlighting various types of persons who may engage in activities ostensibly indicative of being a broker, but who are not commonly regarded as a broker, including paralegals and lawyers); Apex Global Partners, Inc. v. Kaye/Bassman Intern. Corp., 2009 WL 2777869 at p. 3 (N.D. Tex. 2009) (“Merely bringing together the parties to transactions, even those involving the purchase and sale of securities, is not enough [to warrant broker registration under Section 15(a)]”).
[17]	SEC Denial of No-Action Request, Financial Surveys, Inc. (Aug. 29, 1973) (“In our view, the term ‘effect’ should be construed broadly to encompass not only persons who are engaged directly in the offer or sale of securities, but also those persons who perform other than purely ministerial or clerical functions with respect to securities transactions.”) (emphasis added)
[18]	Although no-action letters are technically issued to the particular person requesting the letter, these letters are public and are generally used by market participants as meaningful guidance with respect to the Staff’s view on broker-dealer status questions. In some cases where Staff believe their view has been expressed with respect to a particular issue, Staff have explained that they would no longer respond to requests for no-action assurance with respect to persons engaging in similar activities unless they present novel or unusual issues. See, e.g., SEC No-Action Letter, The Flamemaster Corporation (Oct. 29, 1996) (“Having stated its views on the application of the registration requirements of the Exchange Act to such systems, the Division of Market Regulation no longer will respond to requests for no-action assurance with respect to systems that are established and maintained in a substantially similar manner, unless they present novel or unusual issues.”).

●	be soliciting securities transactions (including advertising);

●	be taking, routing or matching orders, or facilitating the execution of a securities transaction;

●	be handling customer funds or securities;

●	be preparing and sending transaction confirmations;

●	be holding itself out as a broker, as executing trades, or as assisting others in settling securities transactions; and

●	be receiving transaction-based compensation.

Stated differently, the Company will be engaged in the business of producing a docuseries for entertainment value, as well as creating a related website for the Series. In deciding whether to feature an Issuer, the Company will only consider whether the Issuer’s product and story have mass retail market entertainment value. It will not consider the financial condition or performance, business prospects, or the viability or likelihood of success of the Issuer or its offering of securities. During filming and post-production, the Company may provide input on the story line and topics to emphasize or deemphasize, based on the Company’s view of the entertainment value and story arc of the content. Company will not, however, advise the Issuer on how to present itself to best attract investors.

During the episodes of Going Public, the Company will highlight the fact that, because Issuers featured on Going Public have qualified offering circulars pursuant to the Commission’s Regulation A, viewers may invest in Issuers featured on the Series. Because the Commission may view the Issuers’ statements on Going Public as efforts to attract investors, Going Public will contain links to Issuers’ offering circulars. Going Public will also provide links to Issuers’ investment websites where viewers can make investments their securities; however, the Company believes that this adds to the entertainment value of the Series, and is what makes the Series unique as compared to other shows featuring Issuers seeking to raise capital. Further, the Company itself will not provide the platform for purchasing the Issuers’ securities or otherwise engage in any activities relating to the purchase or sale of such securities.

Any broker-dealer functions in connection with the Issuer’s securities offering will be performed by Dalmore (and/or the Investment Bank, if applicable) as set forth in the particular broker-dealer agreement entered into between Dalmore (and/or the Investment Bank, if applicable) and the Issuer. For example, as described above, these functions performed by Dalmore will include, among other things, being engaged by the Issuer to act as the Issuer’s broker of record on the transaction, reviewing investor information, including KYC, AML, and other compliance background checks that were performed on potential investors, reviewing and approving the Issuer’s marketing material, including episodes of Going Public for compliance with the securities laws and FINRA rules, reviewing potential investors’ subscription agreements and coordinating with the Issuer’s escrow agent for the offering to the extent of Dalmore’s role as described in the Broker of Record Agreement.

One could potentially argue that Going Public and the Company’s website will be effectively soliciting securities transactions, given that viewers watching the Series or visiting the Company’s website may be incentivized to purchase securities offered by the featured Issuers. However, it is the Issuer and not the Company that will decide what statements that it would like to make on Going Public, and all information provided on the website regarding an Issuer will be prepared by the Issuer. Furthermore, information concerning the offerings appearing in the episodes of Going Public will be reviewed and approved by Dalmore. As a result, to the extent that Going Public and its website are soliciting investors, the Company believes that this solicitation is being done by the Issuer, rather than the Company. Issuers may engage Going Public in order to increase the public attention to their offering, but the Company is producing television with entertainment value, not recommending an investment.

In addition, even if the Company were considered to be involved in facilitating the solicitation of securities transactions by Issuers, it does not engage in other factors indicating broker status, and the Company does not believe that solicitation on its own would be sufficient to cause a person to be acting as a broker. 19 For example, persons that have been found to be unregistered brokers in part because they solicited securities transactions, as noted in the Commission’s proposed “finder” exemptive order,20 typically also engaged in other broker activities (e.g., they executed the solicited transactions, made investment recommendations, handled investors’ funds or securities, or received transaction-based compensation).21 If that were not the case, other forms of media that provide similar means of exposure to companies that may be selling securities, including newspapers, producers of television shows and commercials, and other providers of online content would be considered unregistered brokers. As further discussed in Section III, SEC staff have also explicitly permitted various companies to distribute content prepared by issuers or broker-dealers in connection with securities offerings without registering as broker-dealers. It seems unlikely that SEC staff would have been willing to issue these letters if solicitation on its own caused a person to be acting as an unregistered broker.

That solicitation would not in and of itself cause a person to act as a broker is further supported by enforcement actions that the SEC has brought alleging violations of Section 17(b) of the Securities Act, which generally prohibits persons from giving publicity to (i.e., “touting”) a securities offering in return for compensation without disclosing the receipt of such compensation and the amount thereof. Touting a securities offering is a form of solicitation; however, enforcement actions involving violations of Section 17(b) typically do not also allege that the person acted as an unregistered broker, unless there were other indicia of broker status—typically their compensation being transaction-based.22 There are scores of cases where the SEC has charged violations of Section 17(b) of the Securities Act without also charging violations of Section 15 of the Exchange Act, where the difference in alleged violations appears to turn on whether the undisclosed compensation was transaction-based, making the respondent or defendant a broker in addition to a solicitor.23

[19]	See, e.g., SEC v. Mapp, 240 F. Supp. 3d 569 (E.D. Tex. Mar. 2, 2017) (granting defendant’s motion to dismiss on unregistered broker claim where defendant solicited investors but did not have authority over the accounts of others and did not otherwise engage in activities indicating broker status); see also cases cited in n. 16 above.

[20]	See Notice of Proposed Exemptive Order Granting Conditional Exemption from the Broker Registration Requirements of Section 15(a) of the Securities Exchange Act of 1934 for Certain Activities of Finders, SEC Release 34-90112 at n. 42 and surrounding text (Oct. 7, 2020).

[21]	See, e.g., SEC v. Century Inv. Transfer Corp., et al., No. 71-cv-3384, 1971 WL 297, at *5 (S.D.N.Y. Oct. 5, 1971) (Century “engaged in the brokerage business by soliciting customers through ads in the Wall Street Journal, and engaging in sales activities designed to bring about mergers between private corporations and publically held shells controlled by” a co-defendant (emphasis added)); SEC v. Hansen, 1984 WL 2413 (S.D.N.Y. Apr 6, 1984) (defendant acted as an unregistered broker in part because “[b]y his advertisements, correspondence, and oil and gas development seminars, [defendant] was an active and aggressive finder of investors” but also because the defendant received commissions on his sales of securities, had prior experience selling securities and frequently gave investors advice with regards to the merits of securities.); SEC v. National Executive Planners, Ltd., et al., 503 F. Supp. 1066 (M.D.N.C. 1980) (“Clearly, [defendant] was a broker-dealer as defined in the 1934 Act. It solicited clients actively, and $4,300,000.00 worth of TVM instruments were sold by it.”) (emphasis added); SEC v. Earthly Mineral Solutions, Inc., No. 2:07-cv-1057, 2011 WL 1103349 (D. Nev. Mar. 23, 2011) (defendant “admitted in the pretrial order and his deposition that he solicited investors, actively promoted the mining claims, induced investors to purchase the securities, sold interests directly to investors, and used the means of interstate commerce without being registered as a broker-dealer.”) (emphasis added).

[22]	See, e.g., In re Blotics Ltd., SEC Release 33-10956 (July 14, 2021); In re Khaled, SEC Release 33-10579 (Nov. 29, 2018); In re Mayweather Jr., SEC Release 33-10578 (Nov. 29, 2018).

[23]	Compare Complaint, SEC v. SeeThruEquity, LLC, No. 1:18-cv-10374 (S.D.N.Y. Nov. 08, 2018) (complaint alleging a violation of Section 17(b) of the Securities Act (“Section 17(b) violation”) but no violation of Section 15(a) of the Exchange Act (“Section 15(a) violation”) where defendant received compensation per report published on an issuer); Complaint, SEC v. Contrarian Press, LLC, No. 1:16-cv-06964 (S.D.N.Y. Sept. 9, 2016) (complaint alleging Section 17(b) violation but no Section 15(a) violation where defendant received compensation for publishing positive reports in newsletters); In re Seagal, SEC Release 33-10760 (alleging Section 17(b) violation but no Section 15(a) violation where defendant received flat amounts for touting a security on social media) with SEC v. Corp. Relations. Grp., 2003 WL 25570113 (M.D. Fla. Mar. 28, 2003) (SEC alleged both a Section 17(b) violation and a Section 15(a) violation where compensation to solicitor was only paid upon submission of proof that an investment occurred); Complaint, SEC v. Investors Registry, No. 2:12-cv-02214-MEA (Oct. 16, 2012) (SEC alleged both a Section 17(b) violation and a Section 15(a) violation where compensation to solicitor was “expressly conditioned upon the Issuers’ success in raising a certain amount of funds”); In re Goodman, SEC Release 34-85008 (Jan. 31, 2019 (respondent found to have committed a Section 17(b) violation and a Section 15(a) violation where he received “undisclosed transaction-based sales commissions”).

As evidenced by the foregoing, one of the other significant factors in determining broker status is the receipt of compensation that is based directly or indirectly on the size, value, or occurrence of a securities transaction; however, the Company is not receiving such transaction-based compensation and therefore does not have a “salesman’s stake” in the success of the Issuer’s offering.24 In return for featuring Issuers on Going Public, the Company will generally receive fees in cash and in warrants for the Issuer’s equity, and such fees will be due and payable regardless of the size or success of the Issuer’s offering. As noted above, the Company does have an arrangement with one Issuer where a portion of the Company’s equity fee may vest contingent upon the number of persons applying to subscribe to the Issuer’s offering; however, this vesting provision does not depend on whether or not any investment is ultimately accepted by the Issuer or funded by the investor. The Company will also receive a referral fee from Issuance; however, as a technology service provider that is itself not charging transaction-based fees,25 Issuance should not be considered a broker,26 and the Company should not be considered a broker for referring Issuers to Issuance.27

There would also be no policy reason to require the Company to register as a broker-dealer based on the activities described above.28 In particular, the Company’s registration as a broker-dealer would not provide any additional protection to investors or to Issuers. The Company, for example, is not handling customer funds or securities or otherwise involved in the subscription process. In addition, a registered broker-dealer, Dalmore (and the Investment Bank, if applicable), will already perform their specific broker of record functions in connection with the Issuers’ securities offerings as described above, in compliance with the SEC’s regulatory regime for protecting Issuers and investors.

III.  SEC No-Action Letters

That the Company will not be acting as a broker is further supported by various no-action letters issued by the SEC relating to activities that are similar to the activities proposed to be engaged in by the Company. These no-action letters are discussed further below.

[24]	See 1st Global, Inc., No-Action Letter (May 7, 2001) (“Persons who receive transaction-based compensation generally have to register as broker-dealers under the Exchange Act because, among other reasons, registration helps to ensure that persons with a “salesman’s stake” in a securities transaction operate in a manner consistent with customer protection standards governing broker-dealers and their associated persons, such as sales practice rules.”); see also Order Exempting the Federal Reserve Bank of New York, Maiden Lane LLC and the Maiden Lane Commercial Mortgage Backed Securities Trust 2008-1 from Broker-Dealer Registration, SEC Release No. 34-61884 (Apr. 9, 2010); Brumberg, Mackey & Wall, P.L.C., SEC Denial of No-Action Request (May 17, 2010).

[25]	As noted above, Issuance’s fee is per application processed, regardless of the size of the investment, or whether an investment is ultimately accepted by the Issuer of funded by the investor.

[26]	See Section III.C below and the letters discussed therein; see also S3 Matching Technologies LP, SEC No-Action Letter (Jul. 19, 2012); Broker-to-Broker Networks; cf. In re Neovest, Exchange Act Release 92285 (June 29, 2021) (charging an order and execution management system for operating as an unregistered broker-dealer where it indirectly received transaction-based compensation).

[27]	As noted above, Issuance will be providing certain technology services to the Issuers. In particular, it will provide the software and systems running the Invest Websites.

[28]	As explained in footnote 1, the Company is in the process of registering a subsidiary as a broker-dealer, which would potentially engage in a broader range of activities than those described above. However, this response is focused solely on the activities currently proposed to be engaged in by the Company, and not any activities that would be engaged by the Future BD.

A.  Road Shows

One set of activities for which the SEC has provided no-action relief that is similar to the activities proposed to be engaged in by the Company is the broadcasting of road shows that relate to public offerings of securities. The Company believes these letters are instructive to the extent that the Commission views the Series as effectively a more in-depth road show for the Issuer sponsored and paid for by the Issuer.

In particular, in 2000, the SEC issued a no-action letter to e-Media, LLC (“e-Media”), which proposed to stream live video and audio road shows (“Internet Road Shows”) on behalf of registered broker-dealers acting as underwriters for securities offerings (the “e-Media Letter”).29

The SEC provided relief in this context on the basis that neither e-Media nor its personnel would:

●	provide any advice, endorsement, analysis or recommendation about the merits of the stock of any issuer for which it transmits an Internet Road Show;

●	receive compensation from its client broker-dealers other than a flat transmission fee and that such fee will not be made contingent upon the outcome or completion of any securities transaction, upon the size of the offering, or upon the number of prospective investors accessing the Internet Road Show;

●	participate in any purchase or sale negotiations between investors and underwriters or issuers arising from any Internet Road Show;

●	have any role in effecting securities trades;

●	receive, transfer or hold any investor funds or securities; or

●	hold itself out as providing any securities-related services other than transmitting Road Shows over the Internet for registered broker-dealers acting as underwriters.

In addition, the SEC highlighted that the company represented that no securities transactions or negotiations would occur by or through e-Media or its personnel, and that e-Media would not receive payments of any kind from any persons accessing any Internet Road Show.

The SEC later provided no-action relief to Roadshow Broadcast, LLC (“Roadshow Broadcast”), which proposed to engage in substantially identical activities, except that Roadshow Broadcast proposed to broadcast roadshows that had been pre-recorded and not live (the “Roadshow Broadcast Letter,” together with the e-Media letter, the “Road Show Letters”).30

Although there are some differences in the activities engaged in by the companies in the Road Show Letters and the activities proposed to be engaged in by the Company (notably, for example, the Company is producing the Going Public Series for entertainment purposes, rather than to expressly facilitate a securities offering), there are substantial similarities. In particular, as is the case in the Road Show Letters, the Company will stream videos about an issuer that intends to conduct a securities offering, containing content prepared by the Issuer in coordination with its broker-dealer. In addition, like the underwriters in the Road Show Letters, which took responsibility for the content distributed in the road shows and performed all broker-dealer functions in connection with the offering, Dalmore, a registered broker-dealer, will review and approve the communications made on the episodes of Going Public and on the Going Public website, as required by FINRA Rule 2210, and will perform all broker of record functions in connection with the Issuers’ securities offerings as described above.

[29]	e-Media, LLC, SEC No-Action Letter (Dec. 14, 2000).
[30]	Road-show Broadcast, LLC, SEC No-Action Letter (May 6, 2011).

Not only are the activities similar, but the Company would also satisfy the factors that the SEC staff identified in providing relief in the Road Show Letters. In particular, the Company will not:

●	provide any advice, endorsement, analysis or recommendation about the merits of the stock of any Issuer featured on the Series;

●	receive compensation from its clients (in this case, the Issuers, rather than the underwriters in the Road Show Letters) that is contingent upon the outcome or completion of any securities transaction, upon the size of the offering, or upon the number of prospective investors accessing the Series;

●	participate in any purchase or sale negotiations between investors and underwriters or Issuers arising from the Series;

●	have any role in effecting securities trades;

●	receive, transfer or hold any investor funds or securities; or

●	hold itself out as providing any securities-related services other than distributing the Series.

In addition, no securities transactions or negotiations would occur by or through the Company, its website or personnel, and the Company will not charge fees to viewers accessing the Series.

B.  Information Listing Services

The SEC has also issued a series of no-action letters to companies that operate websites or other networks or distribute newsletters that provide lists and summaries of companies seeking to raise capital (“Listing Services Letters”). The Company believes these letters are instructive to the extent that the Commission views the Series and the Company’s website as effectively a service paid for by Issuers seeking to publicize their offering. A few of these letters are summarized below:

●	Investex Investment Exchange Inc. – In 1990, SEC staff issued a no-action letter permitting Investex Investment Exchange Inc. (“Investex”) to provide an advertising service for limited partnerships.[31] In particular, Investex would operate (i) a computer database listing limited partnerships that subscribe to the service, and (ii) a monthly newsletter listing and briefly describing all subscribing limited partnerships. The database and the newsletter would be used by subscribers to find or provide information on available investment opportunities in the limited partnerships.

●	Venture Listing Services – In 1994, SEC staff issued no-action relief to Venture Listing Services, Inc. (“VLS”), which proposed to operate a computerized information listing service for entrepreneurs and business persons in search of capital. The listing would provide a short outline of their investment opportunities (containing such information as the concept, benefits, market, management, financial projections, capital needed and contact person).[32]

●	Angel Capital Electronic Network – In 1996, the SEC issued no-action relief to various universities and non-profits operating a website that would provide information regarding small corporate offerings and allow accredited investors to download offering circulars for such offerings.[33]

In granting relief in these letters, SEC staff highlighted various factors that are broadly similar to the factors highlighted in the Road Show Letters.34

[31]	Investex Investment Exchange Inc., SEC No-Action Letter (Apr. 9, 1990).

[32]	Venture Listing Services, SEC No-Action Letter (June 15, 1994).

[33]	Angel Capital Electronic Network, SEC No-Action Letter (Oct. 25, 1996).

[34]	For example, in Angel Capital Electronic Network, SEC staff highlighted that the network operators and the network itself would not: “(1) provide advice about the merits of particular opportunities or ventures; (2) receive compensation from Network users other than nominal, flat fees to cover administrative costs and that such fees will not be made contingent upon the outcome or completion of any securities transaction resulting from a listing on the Network; (3) participate in any negotiations between investors and listing companies; (4) directly assist investors or listing companies with the completion of any transaction, for example, through the provision of closing documentation or paid referrals to attorneys or other professionals; (5) handle funds or securities involved in completing a transaction; or (6) hold themselves out as providing any securities-related services other than a listing or matching service.”

The information provided by the listing services described above would be prepared by the companies seeking to raise capital. Similarly, the Company is providing a venue, the Going Public Series, for Issuers to provide information about themselves and the fact that they are conducting a securities offering. As stated above, the Company may provide input on the story line and topics to emphasize or deemphasize based solely on the Company’s view of the entertainment value and story arc of the content. The Company believes that the Listing Services Letters further evidence that merely providing a venue for Issuers to provide this type of information would not cause the Company to be acting as a broker.

C.  Technology Services

In the Listing Services Letters and the Road Show Letters described above, potential investors would generally have to contact the relevant issuer or broker-dealer to purchase the securities in the offerings highlighted in the applicable listing service or road show. Similarly, prospective investors in Issuers featured on Going Public would have to submit a subscription application to Dalmore through the Issuer’s Invest Website. The Company has no role in this process; however, the Company acknowledges that prospective investors may access the Invest Website through a hyperlink on the Going Public website. The Company does not believe that merely providing this link would cause it to be acting as a broker.

In various no-action letters, SEC Staff have permitted non-broker-dealers to provide communication or other technology services that would create linkages between investors and broker-dealers and their execution systems (“Technology Services Letters”). In 1996, for example, SEC staff issued a no-action letter permitting Charles Schwab & Co, Inc. (“Schwab”), a registered broker-dealer, to establish arrangements with online service providers, such as AOL and Microsoft, that allowed Schwab to make its brokerage services available to subscribers of the online service.35 For example, the arrangement with Microsoft allowed potential investors to access Schwab through a specific area within Microsoft’s website. In addition, Microsoft provided its subscribers with software that would enable them to download all of their brokerage information and to consolidate and view that information.

Many of the Technology Services Letters involve activity beyond simply providing a hyperlink to a broker-dealer or issuer’s website. For example, in 1998, SEC staff issued a no-action letter to Evare, LLC, which proposed to develop a desktop application (the “Evare System”) that would connect to various existing broker-dealer trade execution systems. Professional money managers could access the Evare System to utilize the functionalities offered by the participating broker-dealer systems (e.g., to obtain pricing and other information and/or submit orders), but in a standardized presentation format.36 In addition, the Evare System would provide certain information to custodians for settlement of trades. Similarly, in 2005, SEC staff issued a no-action letter permitting two companies, GlobalTec Solutions, LLP and its subsidiary, CommandTRADE, LP, to develop a computerized, user-programmable investment strategy tool (the “CT Platform”) electronically linked to participating broker-dealers.37 The CT Platform allowed users to select stocks for analysis, specify certain trading rules and parameters and back-test and forward-test such securities and trading rules using historical and real-time market data. Users could also employ the CT Platform to electronically send orders to buy or sell securities to one of the participating broker-dealers with whom the users have opened accounts for execution, clearance and settlement.

Based on these Technology Services Letters, the Company believes that merely providing a hyperlink to a website operated by the Issuer or its vendors, where a prospective investor may seek to purchase securities, would not result in the Company acting as a broker.

IV.  Conclusion

The Company believes that the foregoing analysis demonstrates that it is not acting as a broker (through its website or otherwise), as defined in the Exchange Act. In particular, the Company does not satisfy the factors set out in Hansen or otherwise engage in the activities that have been identified by the SEC and courts as indicating broker status. For example, the Company will not assist Issuers in structuring prospective securities transactions, screen potential participants in a transaction for creditworthiness, facilitate the execution of transactions, make valuations as to the merits of any investment or give advice, handle customer funds or securities, or receive transaction-based compensation, among other things.

Although the Series and the Going Public website may bring attention to the Issuers’ securities offerings, it is the Issuers that will be soliciting investors in these offerings and taking responsibility for the statements made in the Series and on the Going Public website. The Company will just provide the venue by which they may make these statements; any input by the Company will based on the Company’s view of the entertainment value of the content. Even if the Company is considered to be involved in facilitating the solicitation of securities transactions by Issuers, it does not engage in other factors indicating broker status, and, as analyzed above, solicitation on its own should not cause a person be acting as a broker.

That the Company is not acting as a broker is further supported by SEC staff no-action letters permitting various entities to engage in activities that are similar those proposed to be engaged in by the Company without such entities registering as broker-dealers.

[35]	Charles Schwab & Co., SEC No-Action Letter (Nov. 27, 1996).

[36]	Evare, LLC, SEC No-Action Letter (Nov. 30, 1998).

[37]	GlobalTec Solutions, LLP, SEC No-Action Letter (Dec. 28, 2005).